--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     -------------------------------------

                                    FORM 11-K

                     -------------------------------------

                                  ANNUAL REPORT
                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].

                    For the fiscal year ended April 30, 2004.
                                       OR

[  ] TRANSITION REPORT PURSUANT TO SECTION  15(d) OF THE SECURITIES EXCHANGE
     ACT OF  1934.  [NO FEE REQUIRED].

      For the transition period from ................ to ..................

                         Commission File Number 1-13666



     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               Darden Savings Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            DARDEN RESTAURANTS, INC.
                             5900 Lake Ellenor Drive
                             Orlando, Florida 32809


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              REQUIRED INFORMATION

The following financial statements for the plan are being furnished herewith:

Report of Independent Registered Public Accounting Firm.

Audited Statement of Net Assets Available for Benefits with Fund Information as of April 30, 2004 and 2003, prepared in accordance with the financial reporting requirements of ERISA.

Audited Statement of Changes in Net Assets Available for Benefits with Fund Information for the years ended April 30, 2004, and 2003, prepared in accordance with the financial reporting requirements of ERISA.

Notes to Financial Statements.

Schedule 1 - Schedule of Assets Held at End of Year April 30, 2004.

Schedule 2 - Schedule of Reportable Transactions, Year Ended April 30, 2004.

                               DARDEN SAVINGS PLAN

                 Financial Statements and Supplemental Schedules

                             April 30, 2004 and 2003

                   (With Independent Auditors' Report Thereon)

                               DARDEN SAVINGS PLAN



                                Table of Contents



                                                                         Page

Report of Independent Registered Public Accounting Firm                    1

Statement of Net Assets Available for Benefits with
Fund Information                                                           2

Statement of Changes in Net Assets Available for Benefits
with Fund Information                                                      6

Notes to Financial Statements                                              10

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)             16

Schedule H, Line 4j - Schedule of Reportable Transactions                  17

             Report of Independent Registered Public Accounting Firm


Benefit Plan Financial Committee
Darden Restaurants, Inc.


We have audited the accompanying statements of net assets available for benefits with fund information of the Darden Savings Plan (the Plan) as of April 30, 2004 and 2003, and the related statements of changes in net assets available for benefits with fund information for the years ended April 30, 2004 and 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules - Schedule H, line 4i - Schedule of Assets (Held at End of Year) and Schedule H, line 4j - Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       /s/ KPMG LLP



September 15, 2004

                               DARDEN SAVINGS PLAN

      Statement of Net Assets Available for Benefits with Fund Information

                                 April 30, 2004


                                                                            Participant directed
                                                 -----------------------------------------------------------------------------
                                                      American                     American
                                                      Express         Pimco        Express       T. Rowe
                                                    Trust Stable      Total     Trust Equity      Price      EuroPacific
                                                      Capital        Return         Index       Small Cap       Growth
                                                      Fund II         Fund          Fund I     Stock Fund        Fund
                                                 ----------------- ------------- ------------- ------------- -----------------
Assets

Investments, at fair value:
   Short-term investments, at cost
     which approximates fair value                  $          --            --             --           --             --
   American Express Trust Stable Capital Fund II       47,634,949            --             --           --             --
   Pimco Total Return Fund                                     --     8,871,620             --           --             --
   American Express Trust Equity Index Fund I                  --            --     43,389,436           --             --
   T. Rowe Price Small Cap Stock Fund                          --            --             --   25,044,144             --
   EuroPacific Growth Fund                                     --            --             --           --     16,170,590
   MSIF Trust U.S. Mid Cap Value Portfolio                     --            --             --           --             --
   Harbor Capital Appreciation Fund                            --            --             --           --             --
   Davis New York Venture Fund                                 --            --             --           --             --
   Common stock of Darden Restaurants, Inc.                    --            --             --           --             --
   Participant loans                                           --            --             --           --             --
                                                   --------------- ------------- -------------- ------------ -----------------
       Total investments                               47,634,949     8,871,620     43,389,436   25,044,144     16,170,590
                                                   --------------- ------------- -------------- ------------ -----------------

Receivables:
   Participant contributions                               71,368        22,631         84,506       41,242         33,077
   Employer contribution                                       --            --             --           --             --
   Accrued dividend and interest                               --            --             --           --             --
                                                   --------------- ------------- -------------- ------------ -----------------
       Total receivables                                   71,368        22,631         84,506       41,242         33,077
                                                   --------------- ------------- -------------- ------------ -----------------
       Total assets                                    47,706,317     8,894,251     43,473,942   25,085,386     16,203,667
                                                   --------------- ------------- -------------- ------------ -----------------

Liabilities

ESOP Loan                                                      --            --             --           --             --
Interest payable                                               --            --             --           --             --
                                                   --------------- ------------- -------------- ------------ -----------------
         Total liabilities                                     --            --             --           --             --
                                                   --------------- ------------- -------------- ------------ -----------------
         Net assets available for benefits          $  47,706,317     8,894,251     43,473,942   25,085,386     16,203,667
                                                   =============== ============= ============== ============ =================
Number of participants (unaudited)                          7,075         3,934          8,351        8,158          5,435
                                                   =============== ============= ============== ============ =================

See accompanying notes to financial statements.



                                                                               Non-participant
                             Participant directed                                 directed
------------------------------------------------------------------------------------------------
   MSIF Trust         Harbor           Davis
  U.S. Mid Cap        Capital        New York       Company       Participant
     Value         Appreciation       Venture        Common          Loan            ESOP
   Portfolio           Fund            Fund        Stock Fund        Fund            Fund            Total
----------------- ----------------- ------------- -------------- --------------- --------------- ----------------------




              --                --            --        635,584              --         391,761        1,027,345
              --                --            --             --              --              --       47,634,949
              --                --            --             --              --              --        8,871,620
              --                --            --             --              --              --       43,389,436
              --                --            --             --              --              --       25,044,144
              --                --            --             --              --              --       16,170,590
       3,289,510                --            --             --              --              --        3,289,510
              --         2,349,006            --             --              --              --        2,349,006
              --                --     3,989,620             --              --              --        3,989,620
              --                --            --     16,940,350              --     243,498,531      260,438,881
              --                --            --             --       8,515,281              --        8,515,281
----------------- ----------------- ------------- -------------- --------------- --------------- ----------------------
       3,289,510         2,349,006     3,989,620     17,575,934       8,515,281     243,890,292      420,720,382
----------------- ----------------- ------------- -------------- --------------- --------------- ----------------------

           9,886             9,436        11,503         35,432              --              --          319,081
              --                --            --             --              --         419,280          419,280
              --                --            --             --              --         430,991          430,991
----------------- ----------------- ------------- -------------- --------------- --------------- ----------------------
           9,886             9,436        11,503         35,432              --         850,271        1,169,352
----------------- ----------------- ------------- -------------- --------------- --------------- ----------------------
       3,299,396         2,358,442     4,001,123     17,611,366       8,515,281     244,740,563      421,889,734
----------------- ----------------- ------------- -------------- --------------- --------------- ----------------------

              --                --            --             --              --      29,418,000       29,418,000
              --                --            --             --              --          18,631           18,631
----------------- ----------------- ------------- -------------- --------------- --------------- ----- ----------------
              --                --            --             --              --      29,436,631       29,436,631
----------------- ----------------- ------------- -------------- --------------- --------------- ----- ----------------
       3,299,396         2,358,442     4,001,123     17,611,366       8,515,281     215,303,932      392,453,103
================= ================= ============= ============== =============== =============== ======================
           2,050             2,007         2,156          3,852           2,128          11,341
================= ================= ============= ============== =============== ===============

                               DARDEN SAVINGS PLAN

      Statement of Net Assets Available for Benefits with Fund Information

                                 April 30, 2003


                                                                            Participant directed
                                                 -----------------------------------------------------------------------------
                                                      American                     American
                                                      Express         Pimco        Express       T. Rowe
                                                    Trust Stable      Total      Trust Equity     Price       EuroPacific
                                                      Capital        Return         Index       Small Cap       Growth
                                                      Fund II          Fund         Fund I      Stock Fund       Fund
                                                 ----------------- ------------- -------------- ------------ -----------------
Assets

Investments, at fair value:
   Short-term investments, at cost
     which approximates fair value                 $           --            --             --           --             --
   American Express Trust Stable Capital Fund II       46,184,063            --             --           --             --
   Pimco Total Return Fund                                     --     9,275,788             --           --             --
   American Express Trust Equity Index Fund I                  --            --     33,079,502           --             --
   T. Rowe Price Small Cap Stock Fund                          --            --             --   17,588,346             --
   EuroPacific Growth Fund                                     --            --             --           --      9,827,490
   MSIF Trust U.S. Mid Cap Value Portfolio                     --            --             --           --             --
   Harbor Capital Appreciation Fund                            --            --             --           --             --
   Davis New York Venture Fund                                 --            --             --           --             --
   Common stock of Darden Restaurants, Inc.                    --            --             --           --             --
   Participant loans                                           --            --             --           --             --
                                                   --------------- ------------- -------------- ------------ -----------------
       Total investments                               46,184,063     9,275,788     33,079,502   17,588,346      9,827,490
                                                   --------------- ------------- -------------- ------------ -----------------

Receivables:
   Employer contribution                                       --            --             --           --             --
   Accrued dividend and interest                               --            --             --           --             --
                                                   --------------- ------------- -------------- ------------ -----------------
       Total receivables                                       --            --             --           --             --
                                                   --------------- ------------- -------------- ------------ -----------------
       Total assets                                    46,184,063     9,275,788     33,079,502   17,588,346      9,827,490
                                                   --------------- ------------- -------------- ------------ -----------------

Liabilities

ESOP Loan                                                      --            --             --           --             --
Interest payable                                               --            --             --           --             --
                                                   --------------- ------------- -------------- ------------ -----------------
         Total liabilities                                     --            --             --           --             --
                                                   --------------- ------------- -------------- ------------ -----------------
         Net assets available for benefits         $   46,184,063     9,275,788     33,079,502   17,588,346      9,827,490
                                                   =============== ============= ============== ============ =================
Number of participants (unaudited)                          7,453         4,002          8,731        8,418          5,481
                                                   =============== ============= ============== ============ =================

See accompanying notes to financial statements.



                                                                               Non-participant
                             Participant directed                                 directed
------------------------------------------------------------------------------------------------
   MSIF Trust         Harbor           Davis        Company       Participant
  U.S. Mid Cap        Capital        New York
     Value         Appreciation       Venture        Common          Loan            ESOP
   Portfolio           Fund            Fund        Stock Fund        Fund            Fund            Total
----------------- ----------------- ------------- -------------- --------------- --------------- ----------------------




              --                --            --        368,095              --         197,825          565,920
              --                --            --             --              --              --       46,184,063
              --                --            --             --              --              --        9,275,788
              --                --            --             --              --              --       33,079,502
              --                --            --             --              --              --       17,588,346
              --                --            --             --              --              --        9,827,490
       1,038,422                --            --             --              --              --        1,038,422
              --           867,010            --             --              --              --          867,010
              --                --     1,257,505             --              --              --        1,257,505
              --                --            --     14,819,996              --     213,650,467      228,470,463
              --                --            --             --       7,927,586              --        7,927,586
----------------- ----------------- ------------- -------------- --------------- --------------- ----------------------
       1,038,422           867,010     1,257,505     15,188,091       7,927,586     213,848,292      356,082,095
----------------- ----------------- ------------- -------------- --------------- --------------- ----------------------

              --                --            --             --              --         110,374          110,374
              --                --            --             --              --         495,872          495,872
----------------- ----------------- ------------- -------------- --------------- --------------- ----------------------
              --                --            --             --              --         606,246          606,246
----------------- ----------------- ------------- -------------- --------------- --------------- ----------------------
       1,038,422           867,010     1,257,505     15,188,091       7,927,586     214,454,538      356,688,341
----------------- ----------------- ------------- -------------- --------------- --------------- ----------------------

              --                --            --             --              --      34,450,000       34,450,000
              --                --            --             --              --          25,034           25,034
----------------- ----------------- ------------- -------------- --------------- --------------- ----------------------
              --                --            --             --              --      34,475,034       34,475,034
----------------- ----------------- ------------- -------------- --------------- --------------- ----------------------
       1,038,422           867,010     1,257,505     15,188,091       7,927,586     179,979,504      322,213,307
================= ================= ============= ============== =============== =============== ======================
           1,516             1,549         1,598          4,207           2,128          11,516
================= ================= ============= ============== =============== ===============

                               DARDEN SAVINGS PLAN

 Statement of Changes in Net Assets Available for Benefits with Fund Information

                            Year ended April 30, 2004


                                                                            Participant directed
                                             ------------------------------------------------------------------------------------
                                               American            Pimco       American        T. Rowe
                                               Express             Total        Express         Price
                                               Trust Stable       Return      Trust Equity     Small Cap      EuroPacific
                                              Capital Fund II      Fund       Index Fund I     Stock Fund     Growth Fund
                                             ------------------ ------------ ---------------- -------------- --------------------
Additions to net assets attributed to:
   Investment income:
      Net appreciation (depreciation) in
         fair value of investments                 $ 1,909,145     (199,615)       7,643,873      5,270,918        3,780,273
      Dividends and interest                               307      400,489              221        385,508          148,258
                                             ------------------ ------------ ---------------- -------------- --------------------
            Net investment income                    1,909,452      200,874        7,644,094      5,656,426        3,928,531
                                             ------------------ ------------ ---------------- -------------- --------------------

Participant loan activity during the year:
   Withdrawals                                      (1,168,050)    (401,869)      (1,216,554)      (697,702)        (539,508)
   Repayments (including interest)                     935,673      267,609        1,099,770        564,327          400,493
                                             ------------------ ------------ ---------------- -------------- --------------------
            Total loan activity                       (232,377)    (134,260)        (116,784)      (133,375)        (139,015)
                                             ------------------ ------------ ---------------- -------------- --------------------

    Contributions:
      Participants                                   4,059,839    1,341,702        4,668,096      2,164,146        1,727,993
      Employer                                              --           --               --             --               --
                                             ------------------ ------------ ---------------- -------------- --------------------
            Total contributions                      4,059,839    1,341,702        4,668,096      2,164,146        1,727,993
                                             ------------------ ------------ ---------------- -------------- --------------------
            Total additions, net                     5,736,914    1,408,316       12,195,406      7,687,197        5,517,509
                                             ------------------ ------------ ---------------- -------------- --------------------
Deductions from net assets attributed to:
   Benefits paid to participants                    (4,563,814)    (740,334)      (3,159,545)    (1,702,228)      (1,010,719)
   Interest expense                                         --           --               --             --               --
   Administrative expenses                             (17,465)      (2,304)         (13,483)        (6,605)          (4,004)
   Transfers between funds                             366,619   (1,047,215)       1,372,062      1,518,676        1,873,391
                                             ------------------ ------------ ---------------- -------------- --------------------
            Total deductions, net                   (4,214,660)  (1,789,853)      (1,800,966)      (190,157)         858,668
                                             ------------------ ------------ ---------------- -------------- --------------------
Net assets available for benefits:
   Beginning of year                                46,184,063    9,275,788       33,079,502     17,588,346        9,827,490
                                             ------------------ ------------ ---------------- -------------- --------------------
   End of year                                 $    47,706,317    8,894,251       43,473,942     25,085,386       16,203,667
                                             ================== ============ ================ ============== ====================


See accompanying notes to financial statements.




                                                                               Non-participant
                             Participant directed                                 directed
-----------------------------------------------------------------------------------------------
  MSIF Trust                         Davis New
 U.S. Mid Cap       Harbor Capital     York         Company       Participant
     Value         Appreciation       Venture        Common           Loan            ESOP
   Portfolio           Fund             Fund       Stock Fund         Fund            Fund              Total
---------------- ---------------- ------------ --------------- -------------- ----------------- -------------------------



        530,335          213,241      517,921       4,073,405             --        60,408,089        84,147,585
            375            3,597       17,875          64,820             --           893,746         1,915,196
---------------- ---------------- ------------ --------------- -------------- ----------------- -------------------------
        530,710          216,838      535,796       4,138,225             --        61,301,835        86,062,781
---------------- ---------------- ------------ --------------- -------------- ----------------- -------------------------

       (126,434)         (99,244)    (141,760)       (720,467)     5,111,588                --                --
         47,546           60,036       76,911         643,516     (3,619,880)                --          476,001
---------------- ---------------- ------------ --------------- -------------- ----------------- -------------------------
        (78,888)         (39,208)     (64,849)        (76,951)     1,491,708                --           476,001
---------------- ---------------- ------------ --------------- -------------- ----------------- -------------------------

        415,384          447,657      531,060       2,078,090             --                --        17,433,967
             --               --           --              --             --         4,930,044         4,930,044
---------------- ---------------- ------------ --------------- -------------- ----------------- -------------------------
        415,384          447,657      531,060       2,078,090             --         4,930,044        22,364,011
---------------- ---------------- ------------ --------------- -------------- ----------------- -------------------------
        867,206          625,287    1,002,007       6,139,364      1,491,708        66,231,879       108,902,793
---------------- ---------------- ------------ --------------- -------------- ----------------- -------------------------

       (202,391)        (170,585)    (173,630)     (1,764,163)      (904,013)      (23,427,375)      (37,818,797)
             --               --           --              --             --          (477,231)         (477,231)
           (310)            (390)        (396)         (6,203)             --         (315,809)         (366,969)
      1,596,469        1,037,120    1,915,637      (1,945,723)             --       (6,687,036)                --
---------------- ---------------- ------------ --------------- -------------- ----------------- -------------------------
      1,393,768          866,145    1,741,611      (3,716,089)      (904,013)      (30,907,451)      (38,662,997)
---------------- ---------------- ------------ --------------- -------------- ----------------- -------------------------

      1,038,422          867,010    1,257,505      15,188,091      7,927,586       179,979,504       322,213,307
---------------- ---------------- ------------ --------------- -------------- ----------------- -------------------------
      3,299,396        2,358,442    4,001,123      17,611,366      8,515,281       215,303,932       392,453,103
================ ================ ============ =============== ============== ================= =========================

                               DARDEN SAVINGS PLAN

 Statement of Changes in Net Assets Available for Benefits with Fund Information

                            Year ended April 30, 2003


                                                                            Participant directed
                                             ------------------------------------------------------------------------------------
                                                American          Pimco        American        T. Rowe
                                                 Express          Total         Express         Price
                                               Trust Stable       Return      Trust Equity     Small Cap      EuroPacific
                                              Capital Fund II      Fund       Index Fund I     Stock Fund     Growth Fund
                                             ------------------ ------------ --------------- ------------------------------------
Additions to net assets attributed to:
   Investment income (loss):
      Net appreciation (depreciation) in
         fair value of investments                 $ 2,114,042      192,987      (4,867,336)    (3,751,420)      (1,756,757)
      Dividends and interest                               617      545,101              --        186,033           97,774
                                             ------------------ ------------ --------------- ------------------------------------
            Net investment income (loss)             2,114,659      738,088      (4,867,336)    (3,565,387)      (1,658,983)
                                             ------------------ ------------ ---------------- -------------- --------------------

Participant loan activity during the year:
   Withdrawals                                      (1,266,233)    (397,904)      (1,222,024)      (741,286)        (435,500)
   Repayments (including interest)                     868,875      205,051        1,059,239        517,794          362,160
                                             ------------------ ------------ ---------------- -------------- --------------------
            Total loan activity                       (397,358)    (192,853)        (162,785)      (223,492)         (73,340)
                                             ------------------ ------------ ---------------- -------------- --------------------

    Contributions:
      Participants                                   4,150,045    1,361,373        5,099,814      2,343,994        1,796,587
      Employer                                              --           --               --             --               --
                                             ------------------ ------------ ---------------- -------------- --------------------
            Total contributions                      4,150,045    1,361,373        5,099,814      2,343,994        1,796,587
                                             ------------------ ------------ ---------------- -------------- --------------------
            Total additions, net                     5,867,346    1,906,608           69,693    (1,444,885)           64,264
                                             ------------------ ------------ ---------------- -------------- --------------------
Deductions from net assets attributed to:
   Benefits paid to participants                    (4,547,727)    (641,565)      (2,490,221)    (1,176,561)        (753,821)
   Interest expense                                         --           --               --             --               --
   Administrative expenses                             (44,221)      (4,372)          (9,336)        (3,574)          (2,084)
   Transfers between funds                           4,691,620    2,647,871       (1,264,229)      (652,882)         (80,054)
                                             ------------------ ------------ ---------------- -------------- --------------------
            Total deductions, net                       99,672    2,001,934       (3,763,786)    (1,833,017)        (835,959)
                                             ------------------ ------------ ---------------- -------------- --------------------
Net assets available for benefits:
   Beginning of year                                40,217,045    5,367,246       36,773,595     20,866,248       10,599,185
                                             ------------------ ------------ ---------------- -------------- --------------------
   End of year                               $      46,184,063    9,275,788       33,079,502     17,588,346        9,827,490
                                             ================== ============ ================ ============== ====================

See accompanying notes to financial statements.



                                                                               Non-participant
                             Participant directed                                 directed
--------------------------------------------------------------------------------------------------
  MSIF Trust                         Davis New
 U.S. Mid Cap     Harbor Capital       York         Company      Participant
     Value         Appreciation       Venture        Common           Loan            ESOP
   Portfolio           Fund             Fund       Stock Fund         Fund            Fund              Total
---------------- ----------------- ------------ --------------- -------------- ---------------- -------------------------



       (194,741)         (130,675)     (94,029)     (7,188,326)            --     (116,271,567)     (131,947,822)
             --             1,279        6,201          53,382             --        1,019,378         1,909,765
---------------- ----------------- ------------ --------------- -------------- ---------------- -------------------------
       (194,741)         (129,396)     (87,828)     (7,134,944)            --     (115,252,189)     (130,038,057)
---------------- ----------------- ------------ --------------- -------------- ---------------- -------------------------

        (26,632)          (44,923)     (55,620)     (1,200,985)     5,391,107               --                --
         19,844            29,058       33,990         750,400     (3,337,996)              --           508,415
---------------- ----------------- ------------ --------------- -------------- ---------------- -------------------------
         (6,788)          (15,865)     (21,630)       (450,585)     2,053,111               --           508,415
---------------- ----------------- ------------ --------------- -------------- ---------------- -------------------------

        308,978           355,294      364,534       2,413,070             --               --        18,193,689
             --                --           --              --             --        4,530,363         4,530,363
---------------- ----------------- ------------ --------------- -------------- ---------------- -------------------------
        308,978           355,294      364,534       2,413,070             --        4,530,363        22,724,052
---------------- ----------------- ------------ --------------- -------------- ---------------- -------------------------
        107,449           210,033      255,076      (5,172,459)     2,053,111     (110,721,826)     (106,805,590)
---------------- ----------------- ------------ --------------- -------------- ---------------- -------------------------

        (40,026)          (38,001)     (39,326)     (1,674,269)      (704,245)     (23,085,364)      (35,191,126)
             --                --           --              --             --         (719,696)         (719,696)
            (59)              (81)        (175)         (6,443)            --         (564,044)         (634,389)
        151,366           118,990      256,518         216,292             --       (6,085,492)                --
---------------- ----------------- ------------ --------------- -------------- ---------------- -------------------------
        111,281            80,908      217,017      (1,464,420)      (704,245)     (30,454,596)      (36,545,211)
---------------- ----------------- ------------ --------------- -------------- ---------------- -------------------------

        819,692           576,069      785,412      21,824,970      6,578,720      321,155,926       465,564,108
---------------- ----------------- ------------ --------------- -------------- ---------------- -------------------------
      1,038,422           867,010    1,257,505      15,188,091      7,927,586      179,979,504       322,213,307
================ ================= ============ =============== ============== ================ =========================


                               DARDEN SAVINGS PLAN

                          Notes to Financial Statements

                             April 30, 2004 and 2003



(1) Description of the Plan The following description of the Darden Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     The Plan, as amended,  was  originally  established  in June 1973. The Plan covers  certain  employees  of Darden  Restaurants,  Inc.'s  operating  and administrative subsidiaries, and their divisions and affiliates (collectively, the Company) who are 21 or over, regardless of their length of service. The Plan also allows allocation of Company shares in the ESOP Fund (an employee stock ownership plan which is a component of the Plan) for payment of incentive bonuses earned by certain restaurant management and Restaurant Support Center administrative employees that have five years of service with the Company. Effective March 2004, the Plan was amended to temporarily suspend the allocation of Company shares in the ESOP Fund for incentive bonuses earned by restaurant management through August 2004 and then restrict the allocation of Company shares in the ESOP Fund for payment of incentive bonuses to individuals who were classified as qualified managers under the Plan as of May 31, 2003. This amendment also disallowed the allocation of Company shares in the ESOP Fund for payment of incentive bonuses earned by certain Restaurant Support Center administrative employees effective March 2004.

     Effective June 2002, the Plan allows participants to immediately transfer ESOP funds credited to their accounts to any of the Plan's other investment funds. The Plan was amended to change the maximum Company variable contribution from 100% to 120% effective July 2002. Effective January 2004, the plan was amended to allow employees other than qualified managers to contribute up to 25% of their eligible compensation each year. Effective April 29, 2004, the deferral limit for qualified managers was also raised to 25% of eligible pay.

     Eligible employees may elect to make primary contributions to the Plan ranging from 1% to 6% of their eligible compensation for each year on an after-tax or before-tax basis. Participants electing to contribute 6% may also elect to make unmatched contributions equal to between 1% and 19% of their eligible compensation for the year. The Company makes quarterly variable contributions to the Plan ranging from 25% to 120% of the primary contribution percentages made by the participants. The Company contribution varies depending on the Company's operating results. Plan matching provisions become effective for participants upon completion of 12 months of service and accumulation of 1,000 hours of service in an anniversary year. Income earned by the Plan is allocated to participants' accounts based on their relative account balances.

     Participants may borrow from their vested account as follows: a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the highest outstanding loan balance in the preceding 12 months; 50% of their vested account balance; an amount which would result in loan repayments not to exceed 50% of the participant's 13 week average net take-home pay; or the vested balance in the participant's account excluding amounts in the ESOP Fund. Loan transactions are accounted for as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan repayment terms generally may not exceed 5 years. The loans are secured by the balance in the participant's account and bear market rates of interest. Principal and interest is paid through payroll deductions and may be repaid in full at any time without penalty.

     On termination of service due to death, disability, retirement, induction into the Armed Forces of, or service with, the United States Government, or involuntary separation or elimination of position due to a sale, destruction, shut-down, or closing out of an activity or facility, a participant shall be entitled to a

                                       10                           (Continued)

                              DARDEN SAVINGS PLAN

                          Notes to Financial Statements

                             April 30, 2004 and 2003

     distribution of the total value of his or her account. If that participant had a vested account balance as of June 1, 1990, he or she may elect monthly installments not to exceed 120 months. All other terminating participants, including those who terminate service due to other reasons, will receive a lump sum distribution of their vested account balance if such balance is $5,000 or less. Terminating participants having vested account balances greater than $5,000 may elect either a lump sum distribution or to leave their accounts in the Plan until attainment of age
     65. Effective October 2003, the Plan was amended to allow the Plan to charge annual fees to terminated participants who leave their accounts in the Plan. All benefits are recorded when paid.

     Trustee and administrative duties of the Plan are being performed by American Express Trust Company.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The financial statements of the Plan are prepared under the accrual method of accounting.

          The Plan accounts for certain changes in net assets as follows:

          o Dividends and interest, net realized and unrealized gains or losses and administrative expenses of the American Express Trust Stable Capital Fund II, Pimco Total Return Fund, American Express Trust Equity Index Fund I, T. Rowe Price Small Cap Stock Fund, EuroPacific Growth Fund, MSIF Trust U.S. Mid Cap Value Portfolio, Harbor Capital Appreciation Fund, and the Davis New York Venture Fund are recognized by the Plan only as they are reflected in the Plan's proportionate share of net increases (decreases) in the fair value of the respective funds; and

          o Net realized gains or losses are recognized by the Plan upon the sale of investment securities on the basis of weighted average cost.

     (b)  Investments

          Plan investments are recorded at fair value. Fair value is determined by quoted market prices. Short-term investments are stated at cost, which approximates fair value. Participant loans are valued at amortized cost which approximates fair value.

          Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

          The Plan's investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan's financial statements and schedules.

                                       11                            (Continued)

                              DARDEN SAVINGS PLAN

                          Notes to Financial Statements

                             April 30, 2004 and 2003

     (c)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from those net assets during the reporting period. Actual results could differ from those estimates.

(3)  Forfeitures and Vesting

     Vested rights to Company contribution amounts accrue at a rate of 5% per quarter beginning with the participant's fifth quarter of service. Forfeitures of nonvested Company contributions to the Plan can be used in the following order of priority: cover administrative expenses incurred by the Plan, reinstate previously forfeited amounts to rehired employees and cover Company matching contributions. During the 2004 and 2003 Plan years, $258,437 and $419,458, respectively, of forfeitures were used to cover administrative expenses of the Plan. No forfeited funds were used to cover Company contributions.

(4)  Choice of Investments

     Participant contributions to the Plan may be directed to nine basic investment alternatives: American Express Trust Stable Capital Fund II,
     Pimco Total Return Fund, American Express Trust Equity Index Fund I, T. Rowe Price Small Cap Stock Fund, EuroPacific Growth Fund, MSIF Trust U.S. Mid Cap Value Portfolio, Harbor Capital Appreciation Fund, Davis New York Venture Fund, and Company Common Stock Fund. Company contributions to the Plan are invested in the ESOP Fund.

(5)  Investments

       The following table presents the fair value of investments that represent 5% or more of the Plan's net assets at April 30, 2004 and 2003:

       Investments at fair value:                         2004       2003
                                                      -----------  -----------
        American Express Trust Stable Capital
         Fund II, 2,703,766 shares at April 30,
         2004 and 2003, respectively                $ 47,634,949    46,184,063

        American Express Trust Equity Index Fund
         I, 1,286,757 and 1,202,803 shares at
         April 30, 2004 and 2003, respectively        43,389,436    33,079,502

        T. Rowe Price Small Cap Stock Fund,
         881,215 and 800,927 shares at April
         30, 2004 and 2003, respectively              25,044,144    17,588,346

        Common stock of Darden Restaurants, Inc.
         (including $243,498,531 and $213,650,467
         of non-participant directed funds at
         April 30, 2004 and 2003, respectively),
         11,493,331 and 13,047,999 shares at
         April 30, 2004 and 2003, respectively       260,438,881   228,470,463

                                       12                            (Continued)

                              DARDEN SAVINGS PLAN

                          Notes to Financial Statements

                             April 30, 2004 and 2003

(6)  Company Common Stock Fund

     Amounts in the Company Common Stock Fund are invested in the common stock of Darden Restaurants, Inc. At April 30, 2004 and 2003, the fair value of the shares held in participant directed accounts was $16,940,350 (747,588 shares) and $14,819,996 (846,373 shares), respectively. Participants should refer to the consolidated financial statements of Darden Restaurants, Inc. included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(7)  ESOP Fund

     The ESOP Fund consists of common stock of the Company and cash which is held in short-term investments. All amounts credited to participants' ESOP accounts will be invested in the ESOP Fund. Effective June 2002, the Plan was amended to allow participants to immediately transfer ESOP funds credited to their accounts to any of the Plan's other investment funds. However, amounts may not be transferred from any of the other investment funds into the ESOP Fund.

     At April 30, 2004, the ESOP Fund consists of 10,745,743 shares of the Company's common stock. Of the total shares held by the ESOP Fund, 4,310,131 shares of Company common stock have been allocated to individual participant accounts. The remaining 6,435,612 shares of Company common stock are reserved for future Company matching contributions and incentive bonuses to individuals who were classified as qualified managers under the Plan as of May 31, 2003. The shares become available for allocation to participants' accounts as ESOP loan principal and interest is paid. At April 30, 2004, the fair value of the 6,435,612 unallocated Company shares was $145,830,974 and the fair value of the 4,310,131 allocated shares was $97,667,557. At April 30, 2003, the fair value of the 7,634,040 unallocated Company shares was $133,672,034 and the fair value of the 4,567,586 allocated shares was $79,978,433.

     The ESOP Fund has two promissory notes payable to Darden Restaurants, Inc., with outstanding principal balances of $12,518,000 and $16,900,000 as of April 30, 2004 and $17,550,000 and $16,900,000 as of April 30, 2003. The
     notes bear interest at variable rates payable on a monthly or bi-monthly basis at the discretion of the Company. As of April 30, 2004 and 2003, the interest rate was 1.425 percent and 1.635 percent, respectively. No principal payments on the notes are required until the due dates, December 31, 2007 and December 15, 2014, respectively. Any or all of the principal may be prepaid at any time. For the years ended April 30, 2004 and 2003, the ESOP Fund made principal payments of $5,032,000 and $4,690,000, respectively.

(8)  Related Party Transactions

     Certain plan investments are units of participation in common trust funds and shares of mutual funds managed by American Express Trust Company. As mentioned in Note 1, American Express Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Company pays the American Express Trust Company's administrative and trustee fees. Such fees, net of plan forfeitures and fees paid by terminated participants used to cover plan expense, were $594,214 and $273,520 for the years ended April 30, 2004 and 2003, respectively.


                                       13                            (Continued)

                              DARDEN SAVINGS PLAN

                          Notes to Financial Statements

                             April 30, 2004 and 2003

     Certain plan investments are loans to participants who are employees of the Company and, therefore, these transactions qualify as party-in-interest transactions. Terminated participants that elect to leave their accounts in the Plan are required to pay annual fees. Therefore, these transactions also qualify as party-in-interest transactions. Annual fees paid by participants were $37,492 and $0 for the years ended April 30, 2004 and 2003, respectively.

(9)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for plan benefits per the accompanying financial statements to the Form 5500:

                                                         2004           2003
                                                      ------------- -----------
        Net assets available for benefits per the
         accompanying financial statements           $ 392,453,103  322,213,307
        Due to plan participants                          (175,755)     (75,637)
        Deemed loans                                       (92,116)          --
                                                      ------------- -----------
                Net assets available for benefit
                 per Form 5500                       $ 392,185,232  322,137,670
                                                      ============= ===========

     The following is a reconciliation of total additions per the accompanying financial statements to the Form 5500:


                                                         2004           2003
                                                      ------------- -----------
        Total additions per the accompanying
         financial statements                        $ 108,902,793  106,805,590
        Interest income on deemed distributed
         loans                                               2,584           --
                                                      ------------- -----------
                Total additions per Form 5500        $ 108,905,377  106,805,590
                                                      ============= ===========

     The following is a reconciliation of benefits paid to participants per the accompanying financial statements to the Form 5500:


                                                         2004           2003
                                                      ------------- -----------
        Total deductions per the accompanying
         financial statements                        $  38,662,997   36,545,211
        Amounts allocated to withdrawing
         participants at end of year                       175,755       75,637
        Amounts allocated to withdrawing
         participants at beginning of year                 (75,637)    (463,490)
        Deemed distributed loans offset by
         total distributions                               (10,932)          --
        Change in deemed loans                             105,632           --
                                                      ------------- -----------
                Total deductions per Form 5500       $  38,857,815   36,157,358
                                                      ============= ===========

                                       14                            (Continued)

                              DARDEN SAVINGS PLAN

                          Notes to Financial Statements

                             April 30, 2004 and 2003

(10) Tax Status

     The Plan obtained its latest determination letter on July 15, 2002, in which the Internal Revenue Service stated that the Plan, as designed through November 13, 2001, was in compliance with the applicable requirements of the Internal Revenue Code. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, the Plan qualifies under Section 401(a) and 4975(e)(7) and the related trust is tax exempt as of April 30, 2004. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(11) Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, no further contributions shall be made to the Trust Fund by either the Company or the participants, participants would become fully vested in their employer contributions and the related Plan trust would be used exclusively for the benefit of participants and beneficiaries after the payment of liquidation expenses. Any unallocated leveraged shares in the ESOP Fund would be sold to the Company or on the open market. The proceeds of such sale would be used to satisfy any outstanding acquisition loans and the balance of any amounts remaining would be allocated to each participant in proportion to each participant's ESOP account balance to the total of all ESOP account balances.








                                       15                            (Continued)

                                                                      Schedule 1



                               DARDEN SAVINGS PLAN

         Schedule H, line 4i - Schedule of Assets (Held at End of Year)

                                 April 30, 2004


                                   Face amount
                                                             or number                                Current
                        Issuer                                of units              Cost               value
-------------------------------------------------------- ------------------- ------------------- -------------------
Common stock of Darden
   Restaurants, Inc.*                                            11,493,331        $ 54,204,898       $ 260,438,881

American Express Trust Stable Capital
   Fund II*                                                       2,703,766          42,465,742          47,634,949

Pimco Total Return Fund                                             831,455           8,946,843           8,871,620

American Express Trust Equity
   Index Fund I*                                                  1,286,757          42,204,594          43,389,436

T. Rowe Price Small Cap Stock Fund                                  881,215          20,847,005          25,044,144

EuroPacific Growth Fund                                             519,955          15,105,791          16,170,590

MSIF Trust U.S. Mid Cap Value Portfolio                             160,935           2,903,077           3,289,510

Harbor Capital Appreciation Fund                                     90,381           2,298,991           2,349,006

Davis New York Venture Fund                                         142,182           3,486,167           3,989,620

Participant Loans outstanding - interest
   rates ranging from 5.00% - 10.5%
   with varying maturities*                                           2,128                  --           8,515,281

American Express Trust Company
   Short-term Investment Fund*                                    1,027,345           1,027,345           1,027,345


*Party-in-interest

See accompanying independent auditors' report.

                                                                      Schedule 2

                               DARDEN SAVINGS PLAN

            Schedule H, line 4j - Schedule of Reportable Transactions

                            Year ended April 30, 2004

5% series of transactions by security issue described in 29 CFR 2520 [(103-6(c)(i)(iii)]:


                                                  Purchases                       Sales                   Net gain
                                         ---------------------------- -------------------------------
          Issuer/Description               Number         Amount        Number          Amount            (loss)
---------------------------------------- ------------ --------------- ------------ ------------------ ---------------
American Express Trust Company
   Short-term Investment Fund*                  273    $  22,338,486         410     $ 21,861,414       $        --

Common stock of Darden
   Restaurants, Inc.*                            85        1,797,762         130       33,761,167        26,667,753

*Party-in-interest

See accompanying independent auditors' report.

                                    EXHIBITS

     23   Consent of KPMG LLP, Independent Registered Public Accounting Firm.



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Darden Savings Plan has duly caused this Annual Report to be signed on its behalf by the Benefit Plan Financial Committee (as the person who administers the financial aspects of the Darden Savings Plan), by the undersigned hereunto duly authorized.


                                      DARDEN SAVINGS PLAN

                                      By:      Benefit Plan Financial Committee,
                                               as financial administrator of
                                               the Darden Savings Plan


Dated:  October 25, 2004              By:    /s/ Linda J. Dimopoulos
                                             -----------------------------------
                                             Linda J. Dimopoulos, Chairman
                                             Benefit Plan Financial Committee
                                             Darden Restaurants, Inc.

                                  EXHIBIT INDEX

        Exhibit
        Number                                          Title

          23   Consent of KPMG,  as  Independent  Registered  Public  Accounting
               Firm.